Mail Stop 3561

November 20, 2008

BY U.S. MAIL and FACSIMILE

Ms. Phung Ngo-Burns
  Chief Financial Officer
EXPRESSJET HOLDINGS, INC.
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067

> **Re: ExpressJet Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 10, 2008**
> **File No. 1-31300**

Dear Ms. Ngo-Burns:

        We have completed our review of your Form 8-K and have no further comments at this time.

                                    Sincerely,

                                    Beverly A. Singleton
                                    Staff Accountant